FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 31, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces arbitration award”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 31, 2013

Media Contacts: Amir Philips, CEO, Optibase Ltd. 011-972-73-7073-700 info@optibase-holdings.com Investor Relations Contact: Marybeth Csaby, for Optibase +1- 917-664-3055 Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES ARBITRATION AWARD

HERZLIYA, Israel, July 31, 2013 – Optibase Ltd. (NASDAQ: OBAS) ("Optibase") today announced that after a long dispute and arbitration proceedings conducted between Optibase, S.A. Vitec ("Vitec") and Vitec's attorney, in connection with the sale of Optibase's Video Solutions Business in July 2010, an arbitration award was given by the arbitrator on July 30, 2013, ordering Optibase to pay Vitec an aggregate amount of approximately $550,000 (the original amount claimed by Vitec in the arbitration proceedings was approximately $24 million). Such awarded amounts include approximately $45,000 to be paid to Vitec's attorney in connection with a personal claim raised by him. The amounts awarded to Vitec will be off-set from amounts that are currently held in escrow. The remaining escrow amounts will be released to Optibase. Optibase has adequate provisions in its financial statements in connection with the said arbitration proceedings.

For further information regarding the arbitration proceedings between Optibase, Vitec and its attorney, see Item 8. "Financial Information - Legal Proceedings" on Optibase's annual report on Form 20-F for the year 2012, as filed with the U.S. Securities and Exchange Commission on March 14, 2013.

The arbitration award is final and the parties have no right to appeal such award. Under Israeli law, a cancellation request of the award may be filed with the Israeli court within 45 days following the date of the arbitration award, subject to the causes mentioned in the Israeli Arbitration Law, 1968.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.